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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

- our auditor's report dated March 2, 2009 on the consolidated balance sheets of Ballard Power Systems Inc. (the "Company") as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008,

- our Report of Independent Registered Public Accounting Firm dated March 2, 2009 on the effectiveness of internal control over financial reporting as of December 31, 2008,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-156553) on Form S-8 of Ballard Power Systems Inc.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 20, 2009